

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 18, 2010

Mr. Robert T. Faber
Chief Executive Officer
Goldspring, Inc.
P.O. Box 1118
Virginia City, NV 89440

      Re: **Goldspring, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed April 15, 2009
                Form 10-Q for the Fiscal Quarter Ended September 30, 2009
                Filed November 16, 2009
                Response Letter Dated December 14, 2009
                File No. 000-32429

Dear Mr. Faber:

We have reviewed your filings and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   In your next response to us, please provide the representations requested at the end of our comment letter.

Consolidated Balance Sheets, page F-2

2.   We note from your response to prior comment number three you recorded an increase to your asset retirement obligation ("ARO") related to your Comstock mine facility in 2008 of $476,222. We also note you presented this increase as a separate asset on your balance sheet, which you propose to re-label as 'Long-

lived Deferred Reclamation Expense.' Based on your response, it appears the increase in your ARO should be accounted for in accordance with ASC 410-20-35-8 [FAS 143, paragraph 15]. In this regard, increases to ARO estimates should be recognized as an increase to the carrying amount of the associated liability and a corresponding increase to the related long-lived asset, which appears to be labeled 'Mineral rights' on your balance sheet. Please confirm to us that you will modify your future presentation accordingly or otherwise advise.

Controls and Procedures, page 52

3.   We are unable to agree with the resolution you proposed in response to prior comment number 11. Item 307 of Regulation S-K does not contemplate 'internal control over disclosure controls and procedures.' Please revise your conclusion to definitively state whether your disclosure controls and procedures were effective as of December 31, 2008. In this regard, we do not believe it is appropriate to state your "internal control over disclosure controls and procedures as of December 31, 2008 are effective." This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2009.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Cover page

4.   We note from your response to prior comment number two that "the Company was not required to fulfill the large reporting company requirements until 10-Q for the first quarter of 2009." However, we note you have not identified on the cover page of your 2009 quarterly reports on Form 10-Q your new status as an accelerated filer. Based on your new status, please indicate by check mark your appropriate status in your future filings. In addition, please confirm, if true, that your 2009 quarterly reports on Form 10-Q contain the standard non-scaled disclosure, or otherwise advise.

Condensed Consolidated Statement of Operations, page 5

5.   In order not to imply a greater degree of precision than exists, please revise your presentation of net loss per share in future filings to round only to the nearest cent.

Engineering Comments

6.   We note your response to comment 16, indicating you have omitted the terms from your third quarter 10-Q filings. Our comment was directed to your 10-K

filing. We re-issue comment 16, please modify your 10-K filing and remove these terms.

7.   You indicated you will modify the term gold ore to gold dore in future filings as your addressed comment 17. Please provide a draft copy of the affected pages or paragraphs which would serve as a template for your future filing.

8.   We note your response to comment 18 in which you reply that future filings will comply with provisions of Industry Guide 7. We re-issue comment 18, please modify your filing to replace or remove entirely your resource disclosures.

9.   We re-issue comment 19, please modify your filing and disclose modify, replace, and/or remove entirely your cutoff grade estimates.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert T. Faber
Goldspring, Inc.
February 18, 2010
Page 4

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Jennifer O'Brien at (202) 551-3721, if you have questions
regarding comments on the financial statements and related matters. You may contact
George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about
engineering comments. Please contact me at (202) 551-3299 with any other questions.

                                        Sincerely,

                                        Mark C. Shannon
                                        Branch Chief